SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lattice Incorporated
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

518414 10 7
(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 518414 10 7	Page 2 of 13 Pages

1.	Names of Reporting Persons
Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 1,200,000
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: 1,200,000
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,715,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 3 of 13 Pages

1.	Names of Reporting Persons
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 4 of 13 Pages

1.	Names of Reporting Persons
Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 518414 10 7	Page 5 of 13 Pages

1.	Names of Reporting Persons
Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 6 of 13 Pages

1.	Names of Reporting Persons
Ravenswood Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 518414 10 7	Page 7 of 13 Pages

1.	Names of Reporting Persons
The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 416,670
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 416,670

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
416,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 518414 10 7	Page 8 of 13 Pages

1.	Names of Reporting Persons
Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 99,170
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 99,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
99,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 9 of 13 Pages

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Lattice Incorporated (the "Issuer") filed on October 31, 2013 with the Commission as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background.

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, LLC ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Wasiak, RMC and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak, a United States citizen, is retired.  Each of Messrs. Robotti and Wasiak is a Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 6 East 43rd Street, 23rd Floor, New York, New York 10017.  Mr. Wasiak's, RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,200,000 shares of Common Stock held by Mr. Robotti is $75,627.00 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 10 of 13 Pages

                The aggregate purchase price of the 416,670 shares of Common Stock held by RIC is $282,264.15 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                The aggregate purchase price of the 99,170 shares of Common Stock held by RI is $67,180.57 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

                (a)-(b) As of June 16, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	1,715,840	1,200,000	515,840	4.58%
ROBT (1)(3)	515,840	0	515,840	1.38%
Robotti & Company Advisors(1)(3)	515,840	0	515,840	1.38%
Wasiak (1)(4)(5)	515,840	0	515,840	1.38%
RMC (1)(4)(5)	515,840	0	515,840	1.38%
RIC (1)(4)	416,670	0	416,670	1.11%
RI (1)(5)	99,170	0	99,170	**

*Based on 37,501,813 shares of Common Stock, $0.01 par value per share, outstanding as of March 28, 2014 as disclosed in the Issuer's Annual Report on Form 10-K for Year Ended December 31, 2013 filed with the Securities and Exchange Commission on March 31, 2014.
**Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.
(2) Mr. Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 1,200,000 shares of Common Stock held in his personal accounts.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 515,840 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 416,670 shares of Common Stock owned by RIC.
(5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 99,170 Common Stock owned by RI.

(c) There have been no transactions in the Issuer's Common Stock be the Reporting Persons since the most recent filing on Schedule 13D.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 11 of 13 Pages

(d)
Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)	On or before March 31, 2014, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

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SCHEDULE 13D
CUSIP No. 518414 10 7	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 16, 2014

Robotti & Company, Incorporated

	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Stephen Hart*		/s/ Stephen Hart**
	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.			Ravenswood Investment Company, L.P.

By:	/s/ Stephen Hart*	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member
		By:	/s/ Stephen Hart*
Ravenswood Investments III, L.P.			Name: Robert E. Robotti
Title: Managing Member
By:	Ravenswood Management Company, L.L.C.
Its General Partner

By:	/s/ Stephen Hart*
Name: Robert E. Robotti
Title: Managing Member

* As attorney-in-fact for Robert E. Robotti.  Signed pursuant to Power of Attorney, dated as of June 26, 2013, granted by Mr. Robert E. Robotti and included as Exhibit 2 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

** As attorney-in-fact for Kenneth R. Wasiak.  Signed pursuant to Power of Attorney, dated as of July 8, 2013, granted by Mr. Kenneth R. Wasiak and included as Exhibit 4 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 13 of 13 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

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